Filed by Kookmin Bank

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: Kookmin Bank

Commission File No. 001-15258

Date: May 30, 2008

Important Information

In connection with its proposed establishment of a financial holding company, Kookmin Bank will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and related documents.

Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Kookmin Bank on the Investor Relations section of its website at www.kbstar.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Kookmin Bank and the financial holding company to be established. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Kookmin Bank’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Kookmin Bank, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Kookmin Bank, including on Form 20-F and on the Form F-4 that Kookmin Bank will file with the SEC. Kookmin Bank undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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The following press release was made by Kookmin Bank on May 30, 2008.

In a meeting held on May 30, 2008, the Board of Directors of Kookmin Bank (the “Bank”) approved the formation of the Financial Holding Company President Nominating Committee (the “Committee”) in order to nominate the first president of KB Financial Group.

With the formation of the Committee, Kookmin Bank is taking the first step towards nominating the first president of KB Financial Group, which is expected to be established in September of this year.

The Committee, which consists of all of the non-executive directors of Kookmin Bank, is responsible for (i) establishing the standards for nominating the president candidate and (ii) evaluating and screening the candidates for president. After the completion of the evaluation and screening process, the Committee will nominate a candidate for president to the Board of Directors, which will resolve on the appointment of the president.

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